Exhibit 4.1

                              EMPLOYMENT AGREEMENT

      THIS AGREEMENT, dated September 21, 2000, by and between Alexion Pharmaceuticals, Inc., a Delaware Corporation (the "Company"), and Katherine S. Bowdish, Ph.D., an individual resident of [California] ("Executive").

      WHEREAS, the Company desires to employ Executive upon and subject to the terms and conditions set forth in this Agreement, and Executive desires to render services for the Company on such terms and conditions.

      NOW, THEREFORE, in consideration of the premises and the respective undertakings of the Company and Executive set forth below, the Company and Executive agree as follows:

      1. Employment. The Company will employ Executive as President of Alexion Antibody Technologies (formerly Prolifaron, Inc.) and Vice President of Antibody Discovery, Alexion Pharmaceuticals, Inc., and Executive will accept such employment and agree to perform services for the Company for the period and upon the other terms and conditions set forth in this Agreement.

      2. Term of Employment. The term of Employee's employment shall commence on September 23, 2000 and shall continue for two years or until it is earlier terminated in accordance with the provisions of Section 9 of this Agreement ("Term of Employment").

      3. Position and Duties

            3.01 Service with Company. During her Term of Employment, Executive's duties and employment responsibilities shall be performed in accordance with the Company's rules, regulations and instructions generally applicable to the Company's executive officers now in force or which may be adopted by the Company in the future.

            3.02 Conflicting Employment. Executive agrees that, during the term of her employment with the Company, Executive will not engage in any other employment, occupation, consulting or other business activity for a business or commercial entity that directly competes with the Company. With permission of the Chief Executive Officer, Executive may serve on boards of directors or advisors of non-profit institutions and other companies that are not competitive with the Company, provided that such service does not interfere with Executive satisfactorily meeting the performance goals of the Company.


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      4. Compensation.

            4.01 Base Salary. As base compensation for all services to be rendered by the Executive under this Agreement during the Term of Employment, the Company shall pay to Executive an annual base salary of no less than $160,000 per year, which salary shall be paid pursuant to the Company's regular payroll procedure (the "Salary") and regularly considered for promotion and merit salary increases.

            4.02 Bonuses. The Company will propose and the Executive may accept milestones to be achieved for an annual bonus equal to or greater than $20,000 per year.

            4.03 Reimbursement. The Company shall pay or reimburse Executive for all reasonable expenses actually incurred or paid by her during the Term of Employment in the performance of her services under this Agreement, as generally provided for executive officers of the Company, pursuant to the policy applicable to such officers.

            4.04 Benefits. Executive shall be eligible under any incentive plan, stock option plan, stock award plan, bonus, participation or extra compensation plan, relocation plan, pension, group insurance or so-called "fringe" benefits which the Company generally provides for its executive officers.

            4.05 Other Benefits. Executive shall be entitled to such Company-sponsored benefits as are provided to the executive officers of the Company, subject to the terms and conditions of the applicable policies and/or plans, which, at a minimum shall include family health insurance, life insurance and disability insurance coverage, four weeks annual vacation and sick leave coverage.

            4.06 Liquidity of Stock. The Company acknowledges that Executive will own, on the commencement date of this Agreement, shares of the Company's Common Stock. The Company will use its best efforts to register for sale 50% of Executives Stock in the Company within 6 months of Closing. Any such sales by Executive shall be governed by applicable Securities regulations and Company policies that are generally in effect for Executive Officers.

      4.07 Stock Options. Executive will be granted an option for 20,000 shares of Company's Common Stock, such options vesting over four years as generally provided by the Company, at an exercise price equal to the fair market value on the date of the grant, which is expected to be the subsequent Board of Directors meeting, currently scheduled for December, 2000.


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

      5. Confidential Information. Executive agrees at all times during the term of her employment and thereafter, to hold in confidence, and not to use, except for the benefit of the Company, or to disclose to any person, firm or corporation without written authorization of the Company, any Confidential Information of the Company. "Confidential Information" means any Company proprietary information, technical data, trade secrets or know-how, including, but not limited to, research, product plans, products, services, customer lists and customers (including, but not limited to, customers of the Company on whom Executive called or with whom Executive became acquainted during the term of her employment), markets, software, developments, inventions, processes, formulas, technology, designs, drawings, engineering, hardware configuration information, marketing, finances or other business information disclosed to Executive by the Company either directly or indirectly in writing, orally or by drawings or observation of parts or equipment, Executive acknowledges that the above-described knowledge or information constitutes a unique and valuable asset of the Company and that any disclosure or other use of such knowledge or information other than for the sole benefit of the Company would cause irreparable harm to the Company. Confidential Information does not include any of the foregoing items which has become publicly known and made generally available through no wrongful act of Executive or of others who were under confidentiality obligations as to the item or items involved. It is hereby acknowledged that it is not the intention of the forgoing provisions to preclude the Executive from securing gainful employment with subsequent employers who are not competitors of the Company or who would otherwise have no reasonable commercial use of the above described knowledge or information, but only to protect the Company's legitimate proprietary information or knowledge.

      6. Ventures. If, during the term of this Agreement, Executive is engaged in or associated with the planning or implementing of any project, program or venture involving the Company and a third party or parties, all rights in such project, program or venture shall belong to the Company. Except as formally approved by the Company, Executive shall not be entitled to any interest in such project, program or venture or to any commission, finder's fee or other compensation in connection therewith other than the salary or other compensation to be paid to Executive as provided in this Agreement.

      7. Solicitation of Employees. For a period of (9) months immediately following the termination of Executive's relationship with the Company for any reason, whether with or without cause, Executive will not either directly or indirectly solicit, induce, recruit or encourage any of the Company's employees to leave their employment, or take away such employees, or attempt to solicit, induce, recruit, encourage or take away employees of the Company, either for herself or for any other person or entity.


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      8. Non-Competition.

                  (a) During the Term the Executive shall not (1) provide any services, directly or indirectly, to any other business or commercial entity or
(2) participate in the formation of any business or commercial entity. For a period of one year following the date of termination, if terminated by the Company for Cause or by the Executive for any reason other than if the Company materially breaches this Agreement, the Executive shall not (1) provide any services, directly or indirectly, to any other business or commercial entity engaged in the Company's Field of Interest or (2) participate in the formation of any business or commercial entity engaged in the Company's Field of Interest; provided, however, that nothing contained in this Section 8 shall be deemed to prohibit the Executive from acquiring, solely as an investment, shares of capital stock (or other interests) of any corporation (or other entity) not exceeding 2% of such corporation's (or other entity's) then outstanding shares of capital stock. The "Company's Field of Interest" means the primary business of the Company as described in the Company's filings, from time to time with the Securities and Exchange Commission, and as determined from time to time by the Board of Directors. This Section 8 shall be subject to written waivers that may be obtained by the Executive from the Company.

                  (b) If the Executive commits a breach, or threatens to commit a breach, of any of the provisions of this Section 5, 7, 8, or 9, the Company shall have the right and remedy to have the provisions of this Agreement specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach will cause irreparable injury to the Company and that money damages will not provide an adequate remedy to the Company.

                  (c) If any of the covenants contained in Section 5, 7, 8, or 9, or any part thereof, is hereafter construed to be invalid or unenforceable, the same shall not affect the remainder of the covenant or covenants, which shall be given full effect without regard to the invalid portions.

                  (d) If any of the covenants contained in Section 5, 7, 8, or 9, or any part thereof, is held to be unenforceable because of the duration of such provision or the area covered thereby, the parties agree that the court making such determination shall have the power to reduce the duration and/or area of such provision and, in its reduced form, such provision shall then be enforceable.

                  (e) The parties hereto intend to and hereby confer jurisdiction to enforce the covenants contained in Sections 5, 7, 8, or 9 upon the courts of any state within the geographical scope of such covenants. In the event that the courts of any one or more of such states shall hold any such covenant wholly unenforceable by reasons of the breadth of such scope or otherwise, it is the intention of the parties hereto that such determination


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not bar or in any way affect the Company's right to the relief provided above in the courts of any other states within the geographical scope of such other covenants, as to breaches of such covenants in such other respective jurisdictions, the above covenants as they relate to each state being, for this purpose, severable into diverse and independent covenants.

      9. Patent. Copyrights and Related Matters.

            9.01 Inventions Retained and Licensed. Attached as Exhibit A hereto is a list describing all inventions, original works of authorship, developments, improvements and trade secrets which were made by Executive prior to her employment with the Company (collectively referred to as "Prior Developments"), which belong to Executive, which relate to the Company's proposed business, products or research and development and which are not assigned to the Company hereunder.

            9.02 Disclosure and Assignment of Developments. Executive will promptly make full written disclosure to the Company, will hold in trust for the sole right and benefit of the Company and hereby assign to the Company, or its designee, all her right, title and interest in and to any and all inventions, original works of authorship, developments, concepts, improvements or trade secrets, whether or not patentable or registrable under copyright or similar laws, which she may solely or jointly conceive or develop or reduce to practice, or cause to be conceived or developed or reduced to practice, during the period of time that Executive is in the employ of the Company (collectively referred to as "Developments"). All original works of authorship which are made by Executive (solely or jointly with others) within the scope of and during the period of Executive's employment with the Company and which are protectable by copyright are "works made for hire," as that term is defined in the United States Copyright Act.

            9.03 Limitation on Section 9.02, The provisions of Section 9.02 shall not apply to any Development which qualifies fully under the provisions of California Labor Code Section 2870 set forth as follows:

            (a) Any provision in an employment agreement which provides that an employee shall assign, or offer to assign, any of his or her rights in an invention to his or her employer shall not apply to an invention that the employee developed entirely on his or her own time without using the employer's equipment, supplies, facilities, or trade secret information except for those inventions that either:


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                  (1)   Relate at the time of conception or reduction to
                        practice of the invention to the employer's business, or actual or demonstrably anticipated research or development of the employer.

                  (2) Result from any work performed by the employee for the employer.

            (b) To the extent a provision in an employment agreement purports to require an employee to assign an invention otherwise excluded from being required to be assigned under subdivision
                  (a), the provision is against the public policy of this state and is unenforceable.

            9.04 Executive Assistance. Executive agrees to assist the Company, or its designee, at the Company's expense, in every proper way to secure the Company's rights in the Developments and any copyrights, patents, mask work rights or other intellectual property rights relating thereto in any and all countries, including the disclosure to the Company of all pertinent information and data with respect thereto, the execution of all applications, specifications, oaths, assignments and all other instruments which the Company shall deem necessary in order to apply for and obtain such rights and in order to assign and convey to the Company, its successors, assigns and nominees the sole and exclusive rights, title and interest in and to such Developments, and any copyrights, patents, mask work rights or other intellectual property rights relating thereto. Executive further agrees that her obligation to execute or cause to be executed, when it is in Executive's power to do so, any such instrument or papers shall continue after the termination of this Agreement. If the Company is unable to secure Executive's signature to apply for or to pursue any application for any United States or foreign patents or copyright registrations covering Developments or original works of authorship assigned to the Company as above because of Executive's refusal to perform such acts, Executive's mental or physical incapacity or because Executive is otherwise physically unavailable, then Executive hereby irrevocably designates and appoints the Company and its duly authorized officers and agents as Executive's agent and attorney in fact, to act for and in Executive's behalf and stead to execute and file any such applications and to do all other lawfully permitted acts to further the prosecution and issuance of letters patent or copyright registrations thereon with the same legal force and effect as if executed by Executive.

            9.05 Notice and Acknowledgment. Executive acknowledges that this section of this Agreement does not apply to a Development for which there was no


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equipment, supplies, facilities or trade secret information of the Company used and which was developed entirely on Executive's own time, and which does not relate directly to the business of the Company or the Company's actual or demonstrably anticipated research or development, or which does not result from any work performed by Executive for the Company.

      10. Termination.

            10.01. Termination by the Company.

            (a) The Company may terminate this Agreement for any reason, with or without Cause, including, without limitation, if any one or more of the following shall occur:

                  (1) Executive shall die during the Term of Employment; provided, however, that Executive's legal representatives shall be entitled to receive her Salary and any accrued and unpaid bonus (along with any other assets that by law will be passed to her legal representatives or heirs) through the last day of the month in which her death occurs.

                  (2) Executive shall become physically or mentally disabled so that she is unable substantially to perform her services hereunder for (a) a period of 120 consecutive days, or (b) for shorter periods aggregating 180 days during any twelve-month period. Notwithstanding such disability the Company shall continue to pay Executive her Salary through the date of such termination.

                  (3) The Company may terminate Executive's employment for "Cause" (as defined below). "Cause" shall mean (i) an act of personal dishonesty which materially harms the financial condition and prospects of the Company; material breach of the terms of this Agreement, including but not limited to Section 5, 7, 8 and 9; willful misconduct which materially harms the financial condition and prospects of the Company; a breach of fiduciary duty; intentional failure to perform stated duties; willful violation of any laws (other than minor traffic violations or similar offenses) which materially harms the financial condition and prospects of the


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                        Company; or material breach of the policies or
                        procedures of the Company; provided that the provisions of Section 10.01(c) below shall apply.

                  (4)   The bankruptcy or insolvency of the Company.

            (b)   All determinations of Cause or termination pursuant to this
                  Section 10.01 shall be reasonably determined by the Board (excluding the Executive if she is at such time a member of the Board).

            (c) The Company shall provide Executive with written notice, hand delivered to the address provided in Section 13 herein, specifying in detail any perceived breach or acts deemed to be Cause for termination and any acts it deems necessary to correct it. Executive shall have 30 days within which to correct that perceived breach. The Company shall not be deemed to have Cause under Section 10.01(a)(3) herein if the breach is corrected within that 30 day period.

            10.02. Termination by the Executive. Executive may terminate this Agreement on written notice to the Company for Good Reason (as defined herein) or in the event of a material breach of the terms of this Agreement by the Company and such breach continues uncured for 30 days after notice of such breach is first given; provided, however, it shall constitute the termination without Cause of this Agreement by the Company if such breach is for the payment of money and continues uncured for ten days after notice of such breach is given.

            (a) Good Reason. The employment relationship with the Company may be regarded as having been constructively terminated without Cause by the Company, and Executive may therefore terminate her employment for Good Reason and thereupon become entitled to the benefits of Section 10, if, one or more of the following events will occur:

                  (i) The required relocation of Executive to a facility or a location more than 25 miles from Executive's then present location or residence over Executive's written objection made within 30 days of such required relocation; or

                  (ii) Any purported termination of the employment relationship by the Company other than for death,


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

                        disability or for Cause, or any purported termination for which the grounds relied upon are not valid; or

                  (iii) The failure of the Company to obtain the assumption of this Agreement by any successor; or

            10.03 Termination by Mutual Agreement. This Agreement may also be terminated by mutual written agreement of Executive and the Company.

            10.04 Surviving Provisions. Notwithstanding any termination of this Agreement, Executive, in consideration of her employment hereunder to the date of such termination, shall remain bound by the provisions of sections 5, 6, 7, 8, 9 and 10.05 which specifically relate to periods, activities or obligations upon or subsequent to the termination of Executive's employment, and the Company shall remain bound by the provisions of Section 5 (to the extent that they relate to time periods prior to the date of such termination).

            10.05 Surrender of Records and Property. Upon termination of her employment with the Company, Executive shall deliver promptly to the Company all records, manuals, books, blank forms, documents, letters, memoranda, notes, notebooks, reports, data, tables, calculations or copies thereof, which are the property of the Company, and all other property, trade secrets and confidential information of the Company, including, but not limited to, all documents which in whole or in part contain any trade secrets or confidential information of the Company, which in any of these cases are in her possession or under her control.

      11. Severance. If the Company terminates this Agreement for any reason other than Cause, death or disability, or if Executive terminates this Agreement pursuant to Section 10.02, then: (1) the Company shall pay Executive a lump sum cash payment (the "Severance Payment") equal to the greater of (x) the annual salary for the remainder of the then current year of employment and (y) six months salary at the annual rate for the then current year of employment; and
(2) for options granted to Executive prior to the date of termination, the Company shall accelerate the vesting schedule for such options such that the number of such options vested will equal the amount that would have vested had Executive been continuously employed by the Company until the date twelve months after the date of termination. After termination of employment for any reason other than death of Executive or Cause, the Company shall continue to provide all benefits subject to COBRA at its expense for the maximum required COBRA period.

      12. Indemnification. The Company shall indemnify Executive, to the maximum extent permitted by applicable law, against all costs, charges and expenses incurred or sustained by her in connection with any action, suit or proceeding to which


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she may be made a party by reason of her being an officer, director or employee of the Company or of any subsidiary or affiliate of the Company. As an Executive officer of the Company, Executive will be provided the benefits of the Company's standard executive officer indemnification agreement upon the commencement of this Agreement.

      13. Notices. All notices, consents and other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given if sent by private overnight mail service (delivery confirmed by such service), registered or certified mail (return receipt requested and received), telecopy (confirmed receipt by return fax from the receiving party) or delivered personally, as follows (or to such other address as either party shall designate by notice in writing to the other in accordance herewith):

      If to the Company:

      Alexion Pharmaceuticals, Inc.
      25 Science Park
      New Haven, CT  06511

      If to Executive:

      Katherine S. Bowdish
      11494 Sorrento Valley Road
      Suite K
      San Diego, CA  92121

      with a copy to:

      Wilson Sonsini Goodrich & Rosati
      650 Page Mill Road
      Palo Alto, CA 94304
      Attention: Thomas C. Klein

      14. Miscellaneous.

            14.01 Governing Law; Jurisdiction. This Agreement is made under and shall be governed by and construed in accordance with the laws of the State of Connecticut. The Company and Executive consent to jurisdiction and venue in the federal and state courts located in Connecticut, for the purpose of enforcing the terms of this Agreement.


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

            14.02 Prior Agreements. This Agreement contains the entire agreement of the parties hereto relating to the subject matter hereof and supersedes all prior agreements and understandings with respect to such subject matter, and the parties hereto have made no agreements, representations or warranties relating to the subject matter of this Agreement which are not set forth herein.

            14.03 Withholding Taxes. The Company may withhold from all salary, bonus, severance pay or other benefits payable under this Agreement all federal, state, city or other taxes as shall be required pursuant to any law or governmental regulation or ruling,

            14.04 Amendments. No amendment or modification of this Agreement shall be deemed effective unless made in writing and signed by the parties hereto.

            14.05 No Waiver. No term or condition of this Agreement shall be deemed to have been waived, nor shall there be any estoppel to enforce any provisions of this Agreement, except by a statement in writing signed by the party whom enforcement of the waiver or estoppel is sought. Any written waiver shall not be deemed a continuing waiver unless specifically stated, shall operate only as to the specific term or condition waived and shall not constitute a waiver of such term or condition for the future or as to any act other than specifically waived.

            14.06 Severability. If one or more of the provisions of this Agreement are deemed void by law, then the remaining provisions will continue in full force and effect provided they do not materially alter the substantive business terms of the Agreement.

            14.07 Assignment, This Agreement shall not be assignable, in whole or in part, by either party without the written consent of the other party.


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            14.08 Injunctive Relief; Liquidated Damages. Executive acknowledges that any remedy at law for a breach of the covenants in sections 6, 7, 8, 9 and
14.02 hereof will not be adequate and that the Company may apply for and have injunctive relief in any court of competent jurisdiction to restrain the breach or threatened breach or otherwise to enforce specifically any of the covenants of such sections. If Executive terminates her employment with the Company for any reason other than the expiration of the term of this Agreement or pursuant to the provisions of Section 10.02, the total damages that Executive will be liable to the Company for will be the reasonable costs of a recruiting agency engaged by the Company to identify a replacement for the Executive, in addition to any injunctive relief available as set forth in this Section 14.08.

                                        Alexion Pharmaceuticals, Inc..


                                        By: /s/ Stephen Squinto
                                          --------------------------------------
                                          Title: Executive Vice
                                          President, Head of Research

                                        Date: September 22, 2000


                                         /s/ Katherine S. Bowdish
                                         ---------------------------------------
                                         Katherine S. Bowdish, Ph.D.

                                        Date: September 21, 2000


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

                                    EXHIBIT A
        LIST OF PRIOR DEVELOPMENTS AND ORIGINAL WORKS OF AUTHORSHIP PRIOR
                            TO PROLIFARON EMPLOYMENT

                                                                Identifying
                                                                  Number
                                                                    or
              Title                              Date        Brief Description

Two human cDNAs, including a homolog of          1996   Mol. Cell. Biol. 16: 6698-6707
Arabidopsis FUS6 (COP 11), Suppress
C-Protein and MAP Kinase-Mediated Signal
Transduction in Yeast and Mammalian Cells

Positive Control of Yeast Meiotic Genes by       1995   Mol. Cell Biol. 15: 2955-2961
the Negative Regulator UME6

Analysis of RIMI I, a Yeast Protein Kinase       1994   Mol, Cell. Biol. 14- 7909-7919
that Phosphorylates the Meiotic Activator
IME1

Bipartite structure of an eaxly meiotic          1993   Mol. Cell. Biol. 112172-2181
upstream activation sequence from
Saccharomyces cerevisiae

Selection for early meiotic mutants in yeast     1997   Genetics 131: 65-72

Mice homozygous for the abl ml mutation          1991   Cell 65: 1165-75
show poor viability and depletion of selected
B and T cell populations

Biochemical implications from the variable       1991   J. Mol. Biol. 221- 445-462
gene sequences of an anti-cytochrome c
antibody and crystallographic characterization
of its antigen-binding fragments in free and
antigen complexed forms

Yeast expression of a catalytic antibody with    1991   J. Biol. Chem 266:
chorismate mutase                                       11901-11908 activity


Production of antibodies in transgomic plants    1989   Nature: 342: 76-78

Insect tolerant transgenic tomato plants         1987   Bio/Technology 5: 807-813


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